UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Web.com Group, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

94733A 10 4

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 94733A 10 4

(1)	Name of reporting persons

David L. Brown

I.R.S. Identification Nos. of above persons (entities only)

(2)	Check the appropriate box if a member of a group (see instructions)	(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization: United States.

Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power: 1,969,475[1]

(6)	Shared voting power: 36,550[2]

(7)	Sole dispositive power: 1,969,475[1]

(8)	Shared dispositive power: 36,550[2]

(9)	Aggregate amount beneficially owned by each reporting person: 2,006,025

(10)	Check if aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(11)	Percent of class represented by amount in Row (9): 7.2%

(12)	Type of reporting person (see instructions): IN

___________________________
1 Consists of 347,719 shares of common stock held by Mr. Brown and 1,621,756 shares of common stock issuable upon exercise of options exercisable within 60 days after December 31, 2009.
 2 Consists of 36,414 shares of common stock held by Atlantic Teleservices, L.P, 68 shares of common stock held by Mr. Brown’s spouse and 68 shares of common stock held by Mr. Brown’s son.  Mr. Brown is a member of CIMC Atlantic II, LLC, which is the general partner of Atlantic Teleservices, L.P.  Mr. Brown shares voting and investment power with respect to these shares with Alton G. Keel, Jr.

Item 1.

	(a)	Name of issuer:

Web.com Group, Inc.

	(b)	Address of issuer’s principal executive offices:

12808 Gran Bay Parkway West
Jacksonville, Florida 32258

Item 2.

	(a)	Name of person filing:

This Amendment No. 4 to Schedule 13G is being filed by David L. Brown.

	(b)	Address or principal business office or, if none, residence:

12808 Gran Bay Parkway West
Jacksonville, Florida 32258

	(c)	Citizenship:

Mr. Brown is a citizen of the United States.

	(d)	Title of class of securities:

Common stock, $.001 par value per share

	(e)	CUSIP No.:

94733A 10 4

Item 3.		Not applicable.

Item 4.		Ownership.

	(a)	Amount Beneficially Owned:

2,006,025

	(b)	Percent of Class:

7.2%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

1,969,475

	(ii)	Shared power to vote or to direct the vote:

36,550

	(iii)	Sole power to dispose or to direct the disposition of:

1,969,475

	(iv)	Shared power to dispose or to direct the disposition of:

36,550

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 8, 2010

David L. Brown

/s/ David L. Brown
David L. Brown